Third Quarter Report 2006

# SOUTHWESTERN RESOURCES CORP.

*for the nine months ended September 30, 2006*

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2006 and 2005

This Management's Discussion and Analysis (“MD&A”) of Southwestern Resources Corp. (the “Company” or “Southwestern”), dated as at November 6, 2006, provides an analysis of Southwestern's financial results for the three and nine month periods ended September 30, 2006 and should be read in conjunction with the interim and audited financial statements including the notes thereto for the period ended September 30, 2006 and year ended December 31, 2005, respectively. These financial statements have been pre p a red in accordance with Canadian generally accepted accounting principles. This MD&A contains certain forward-looking statements based on management’s current expectations (see cautionary note “Forward-Looking Statements” below).

DESCRIPTION OF BUSINESS

Southwestern is a Vancouver based mineral exploration company engaged in the identification, acquisition and exploration of mineral properties with the potential to host precious and base metals, and is currently focusing on China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides all or a portion of the funding in order to earn or maintain an interest in a project owned by a third party.

OVERALL PERFORMANCE

As at September 30, 2006, Southwestern had working capital of $47.2 million and total assets of over $100 million. The Company has no long-term debt.

Approximately $4 million was spent on exploration during the three months ended September 30, 2006, of which $2.9 million was spent in China mainly on drilling and pre-feasibility on the Boka Gold Project, and $1.1 million in Peru. A total of $12 million has been spent this year to date as detailed in Note 4 of the financial statements.

General and administrative costs increased by $259,000 for the three months ended September 30, 2006 and $981,000 on a year to date basis compared to the same periods in 2005 due to higher salaries and consulting fees, legal and accounting expenses, and corporate office expenses.

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BOKA GOLD PROJECT, CHINA

The Company's material project is the Boka Gold Project located in Yunnan Province, China about 265 kilometres by road north of the capital city of Kunming. The Boka Project is held by Yunnan Gold Mountain Mining Co. Ltd. (“Yunnan Gold”), owned 90% by a Southwestern subsidiary and 10% by Team 209 of the Yunnan Nuclear Industry of Yunnan Province (“Team 209”), and is governed by a Sino-Foreign Joint Venture contract between the Southwestern subsidiary and Team 209. Southwestern is contributing 100% of the exploration funds with Team 209 retaining a 10% interest in Yunnan Gold, which was granted a 25 year business license. The Boka Project is comprised of three exploration permits and three mining permits, covering 157 square kilometres, registered in the name of Yunnan Gold.

In the third quarter, 20 drill holes were completed at Boka 1 mainly as infill at Boka 1 North and step out drilling at Boka 1 South. Other work in the quarter also included follow-up sampling in areas of gold in soil anomalies, especially within the Boka 8 and Boka 19 areas.

Subsequent to the end of the third quarter, the Company released assay results for an additional 23 drill holes at Boka 1 and Boka 7. All assay results from the resource definition drilling pro-g ram at Boka 1 have been re c e i ved. The updated re s o u rce estimate for Boka 1 is now expected to be released before the end of the fourth quarter.

The pre-feasibility study at Boka 1 is focusing on geological modelling and resource estimation, mining and metallurgy, environmental and social impact studies. The pre-feasibility study is being carried out under the direction of Ausenco Limited and is anticipated to be completed by the end of the second quarter of 2007.

Follow-up work in areas of significant gold in soil anomalies resulted in the identification of new mineralized areas at Boka 8 and in the Boka 19 area. At Boka 19, gold mineralization has been followed for some two kilometres within a breccia zone hosted by carbonaceous shales. This alteration/mineralized zone now appears to join with the Boka 7 Lower Zone. In the next quarter, extensive trenching programs will be carried out at Boka 8 and Boka 19 to establish drill targets for further testing.

LIAM GOLD-SILVER PROJECT, PERU

The Liam Project is situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa. The Project is a 50/50 joint venture with Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions. Southwestern is the manager of the Project. The Project area lies within the Peruvian altiplano at an altitude of 4,470 to 5,370 metres. Liam is accessible by road from the mining community of Orcopampa where an airstrip allows access by charter aircraft from Lima or Arequipa. It is a three hour drive by gravel road to the Liam Project from Orcopampa. During the third quarter, exploration focused on the Astana and Huacullo zones where first phase drilling pro g ra ms have commenced. By the end of the quarter, 12 holes were completed at Huacullo and two holes completed at Astana. A drilling pro g ram is also planned to commence on the Astana West prospect.

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Several new areas of gold/silver mineralization were identified during regional evaluation of the large Liam land package. The most important of these new areas is Aluja, located in the north portion of the joint venture area about 33 kilometres north of Cerro Crespo. Four areas of mineralization have been identified in this area. Two areas are related to high sulphidation epithermal alteration in the Alpabamba volcanics and are associated with extens i ve silicification and anomalous gold over a 1.5 kilometre by 1.5 kilometre zone. The other two areas are associated with vein systems hosted by the overlying Barossa volcanics. A program of geophysics including induced polarization is planned for the fourth quarter.

ACCHA-YANQUE ZINC PROJECT, PERU

The Accha-Yanque Zinc Project, located 120 kilometres south of Cuzco, is situated within a 35 kilometre long northeast-southwest trending belt containing numerous oxide zinc occurrences located along the western margin of the Apurimac Batholith. The Accha Zone has been extensively drilled, with only first-pass drilling at Yanque, Capayocc and Azulcancha.

The Ac c h a - Yanque Project is approaching the pre-feasibility stage and a major drilling pro g ra m has been planned to infill and expand re s o u rces at the Accha and Yanque zones. The Company also intends to drill test the numerous other targets in the Accha-Yanque Belt in 2007. An access agreement with the local community was completed for Accha and the drill permit has been approved. Negotiations have commenced with the local community at Yanque, and once an agreement is reached, an application for drilling will be submitted to the Ministry of Mines.

The Company is presently in the process of creating a new public company to hold the Accha-Yanque assets (see “Subsequent Event” below).

ANTAY PROJECT, PERU

The Antay Copper-Molybdenum Porphyry Project, comprised of 50,000 hectares of explora t i o n concessions, is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from Cuzco located about 150 kilometres northwest of the Project area. The Antay Project is 100% owned by Southwestern and is subject to a joint venture agreement with Anglo American Exploration Peru S.A. (“Anglo”). Under the terms of the agreement, Anglo can earn up to 70% of the Project by completing a bankable feasibility study and subscribing for US$5 million worth of Southwestern shares (116,262 shares worth US$1 million have been issued to date).

Anglo has completed surface work, including induced polarization geophysics on the Ccora Sur Porphyry Zone. Four drill holes were completed at Ccora Sur without any significant results.

Sayta is a target in the north of the concessions, and will be tested with sampling, geophysics and drilling once an agreement with the local communities has been reached and a drilling permit issued.

RESULTS OF OPERATIONS

The consolidated net loss for the three and nine months ended September 30, 2006 was $1.4 million (2005 – $2.1 million) or $0.03 (2005 – $0.05) per sh a re and $7.9 million (2005 – $8.8 million) or $0.17 (2005 – $0.20) per sh a re, re sp e c t i ve l y. The decrease in the loss during the thre e

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and nine month periods in 2006 compared to the same periods in 2005 was primarily due to a gain realized on the sale of sh a res of public companies held by Southwestern and an incre a s e in interest and other income. This was partially offset by higher general and adminis t ra t i ve costs during the nine month period.

G e n e ral and adminis t ra t i ve expenses increased by $259,000 and $981,000 during the three and nine months ended September 30, 2006, re sp e c t i ve l y, as compared to the same periods in 2005. The increase relates to higher consulting fees (increase of $118,000 and $393,000 during the re sp e c t i ve periods) due primarily to the hiring of additional consultants for corporate services; higher legal and accounting fees (increase of $15,000 and $243,000 during the re sp e c t i ve periods) due to the certification re q u i rements of sections 404 and 302 of the Sarbanes-Oxley Ac t and work initiated in restructuring the Company's zinc assets; as well as increases in salaries and office costs.

Fo reign exchange gains and losses result primarily from the tra nslation of US dollar denominated monetary assets to Canadian dollars. The Company maintains sufficient US dollar re s e r ve s to fund foreign exploration expenditures over the short term. A small foreign exchange gain was re c o rded during the third quarter of 2006 compared with a $744,000 loss for the same period in 2005 due to a slight weakening in the Canadian dollar. A higher loss was recorded in the current nine month period due to a re l a t i vely stronger Canadian dollar in comparison to the same period in 2005.

G e n e ral exploration expense relates to expenditures of a genera t i ve nature along with some of the costs of maintaining the Company's foreign exploration offices. Although there was an increase during the current quarter, general exploration expense was fairly constant over the nine month periods ended September 30, 2006 and 2005.

During the nine month period ended September 30, 2006, $523,000 in expenditures relating to the Minaspata Property in Peru were written off. During the same period in 2005, $589,000 was written off relating to the Sichuan Project in China and va r i o us non-core projects in Peru.

I n t e rest and other income is comprised of interest re venue and management fees charged to affiliated companies and was higher in the three and nine month periods ended September 30, 2006 due to higher interest rates and larger cash reserves over this period.

During the three and nine month periods ended September 30, 2006, the Company recorded a loss of $12,000 (2005 – $20,000) and gains of $154,000 (2005 – ($119,000)) as its equity in the opera t i o ns of affiliated companies, respectively. The current period gains only relate to the Company's sh a re of income re c o rded by Superior Diamonds Inc. (“Superior”) whereas the Company's share of losses of Aurora Platinum Corp. (“Auro ra”) were also included for the firs t six months of 2005. Equity in opera t i o ns of affiliated companies re p resents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

Dilution gains of $409,000 (2005 – $382,000) were recorded for the nine months ended September 30, 2006 as a result of equity financings completed by Superior during the period.

As a result of stock options vesting during the nine months ended September 30, 2006, and the amortization of pre v i o us gra n t s, the Company re c o rded $4,668,000 (September 30, 2005

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$ 5 , 100,000) as stock-based compensation expense, and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A w e i g h t e d - a ve rage grant-date fair value of $5.97 (September 30, 2005 – $4.88) for each option g rant was estimated using the following assumptions: no dividends are to be paid; volatility of 54% (September 30, 2005 – 58%); risk free interest rate of 4.0% (September 30, 2005 – 3.5%); and expected life of 3.5 ye a rs (September 30, 2005 – 3.5 ye a rs ) .

During the nine months ended September 30, 2006, the Company sold 455,900 common sh a re s of Jinshan Gold Mines Inc. and 200,000 sh a res of FNX Mining Company Inc. (“FNX”) and re c o rded gains of $542,000 and $760,000, re sp e c t i ve l y. A gain of $578,000 was also re c o rd e d in 2005 from the sale of 124,626 FNX sh a re s.

QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial data has been pre p a red in accordance with Canadian g e n e rally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All amounts are in Canadian dollars.

C$ in thousands except per share amounts

Fiscal Quarter ended	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
(C$ in thousands except per share amounts)	537	607	512	460
INTEREST AND OTHER INCOME	(1,369)	(2,830)	(3,675)	(779)
NET LOSS	(0.03)	(0.06)	(0.08)	(0.02)
LOSS PER SHARE*	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Fiscal Quarter ended	289	292	305	342
	(2,081)	(4,348)	(2,332)	(1,238)
INTEREST AND OTHER INCOME	(0.05)	(0.10)	(0.05)	(0.02)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The majority of this difference in the first quarters was due to higher stock-based compensation expense recorded in March 2006 whereas the decrease during the second quarters was due to lower stock-based compensation. The variation between the fourth quarters is due to a gain in disposition of the Poracota Property whereas the variation in the quarters ended September 30 is comprised of higher gains from the sale of investments, higher interest income and lower foreign exchange losses in the third quarter of 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its mineral properties and, accord-i n g l y, it does not generate cash from opera t i o ns. The Company finances its activities by ra is i n g capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at September 30, 2006 of $47.2 million.

The Company expended $1.5 million and $4.8 million on net operating activities during the three and nine month periods ended September 30, 2006, respectively, compared with $1.7 million and $3.9 million for the same periods in 2005. The increase for the nine month period in 2006 relates mainly to higher general and administrative costs and foreign exchange losses, which were partially offset by higher interest income and gains on sale of investments.

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The Company expended $4.1 million and $17.9 million on investing activities during the three and nine months ended September 30, 2006, respectively, compared with $4.7 million and $12.5 million during the same periods in 2005. During the current nine month period, the Company expended $12.7 million (September 2005 – $12.2 million) on mineral property and related deferred costs in China and Peru. The majority of the expenditures were incurred on the pre-feasibility and extensive drilling program at the Boka Project in China. During the period ended September 30, 2005, the primary focus of mineral property expenditures was also on the Boka Project and, to a lesser degree, the Liam and Accha projects in Peru. As well, taking advantage of its larger treasury and relatively higher US interest rates, the Company invested approximately US$4.8 million in low risk short-term US commercial paper with a maturity of six months.

In June 2006, as part of the Antay Property agreement, Anglo purchased 58,414 common shares of Southwestern at $9.52 per share for gross proceeds of $556,101. To date, a total of 116,262 common shares worth US$1 million have been purchased by Anglo.

On August 29, 2006, the Company received regulatory approval to implement a Normal Course Issuer Bid pursuant to which the Company has the option to acquire up to two million of its own common shares. As at September 30, 2006, the Company had purchased 249,500 shares at a total cost of $2,364,215. These shares were subsequently cancelled in October 2006.

During 2005, the Company purchased 80,000 shares under a previous Normal Course Issuer Bid for total consideration of $778,144. These shares were cancelled in March 2006 with a resulting loss of $466,944 recorded in contributed surplus.

On March 31, 2006, an agreement was reached between the Company and Superior to conve r t a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

The Company has commitments totalling $1,453,403 over five years (2006 – $90,838; 2007 to 2009 – $363,351 per year; 2010 – $272,513) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

OUTSTANDING SHARE CAPITAL

As at October 31, 2006, there were 45,894,736 common shares issued and outstanding and the following stock options:

	Number of
Exercise	Options
Price	Outstanding
Range	(000	’s)
$1.46-$10.00	558
$10.40-$14.00	1,917
$14.95-$18.38	1,633
	4,108

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, short-term investment, exploration advances and other receivables, investments and accounts payable. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments” establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three and nine month periods ended September 30, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $158,770 and $452,230, respectively. This is compared to $124,250 and $335,500 during the same periods in 2005. Included in the amount paid during the nine month period ended September 30, 2006 were fees totalling $133,750 paid to outside directors. The Company received management fees totalling $18,000 and $54,000 during the three and nine month periods ended September 30, 2006 and 2005 from Superior and Lake Shore Gold Corp. These are companies related by way of directors in common and/or an

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administrative services agreement. There was also $3,558 (December 31, 2005 – $6,194) due to Southwestern from the aforementioned companies at September 30, 2006.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither offic e rs nor employees of the Company and are unrelated in that they are independent of manage-m e n t . The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to submitting such statements to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. Based on the evaluation of effectiveness of the disclosure controls and procedures regarding the Company's unaudit-ed interim consolidated financial statements for the nine months ended September 30, 2006 and this MD&A, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, was made known to them on a timely basis particularly during the period in which these interim reports were being prepared.

SUBSEQUENT EVENT

In June 2006, Southwestern announced the launch of a new zinc company, Zincore Metals Inc. (“Zincore”), to maximize the value of its zinc assets, including the Accha-Yanque, Minascassa and Sayani properties in Peru. On October 26, 2006, Zincore filed a final prospectus for an initial public offering (“IPO”) to raise $19 million by issuing 38 million shares at $0.50 per share, with a 30 day underwriters’ option to purchase up to 2 million additional shares at the IPO price to cover over-allotments, if any. Southwestern holds 38,600,000 common shares of Zincore, representing a 51.74% interest prior to the exercise of any over-allotments. Zincore has received conditional approval for the listing of its common shares on the Toronto Stock Exchange (“TSX”) under the symbol ZNC, subject to Zincore fulfilling all the final listing re q u i rements of the TSX. The IPO is expected to close on or about November 8, 2006.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document constitute "forward-looking statements." Where Southwestern expresses an expectation or belief as to future events or re s u l t s, including man-

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agement plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading “Risk Factors” in the Company's periodic filings with securities regulators. The Company does not assume the obligation to update any forward-looking statement.

OUTLOOK

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to lead the way in developing highly prospective exploration projects in developing countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company is also in an advantageous position to seek new opportunities.

Over the course of the past thirteen years as a publicly listed company, Southwestern has been very successful in its ability to raise equity capital. However, as a mineral exploration company, the future liquidity of Southwestern will be affected by its ability to raise capital as required. In management's view, the Company's cash position is more than sufficient to complete the pre-feasibility study initiated in China (Boka), to fund planned exploration programs and for project generation.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2005 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

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CONSOLIDATED BALANCE SHEETS
AN EXPLORATION STAGE COMPANY

	September 30	December 31
Unaudited (C$ in thousands)	2006	2005
A S S E T S
CURRENT
CASH AND CASH EQUIVALENTS	$42,234	$63,809
SHORT-TERM INVESTMENT (note 2)	5,452	–
EXPLORATION ADVANCES AND OTHER RECEIVABLES	1,097	691
	48,783	64,500
PROPERTY, PLANT AND EQUIPMENT (note 3)	962	711
MINERAL PROPERTIES (note 4)	46,379	34,879
INVESTMENTS (note 5)	6,675	8,084
	$102,799	$108,174
L I A B I L I T I E S
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$1,525	$2,476
S H A R E H O L D E R S ’ E Q U I T Y
SHARE CAPITAL (note 6)	178,481	178,923
CONTRIBUTED SURPLUS	24,007	20,115
DEFICIT	(101,214)	(93,340)
	101,274	105,698
	$102,799	$108,174

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JOHN G PATERSON

JAMES B HUME

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CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
AN EXPLORATION STAGE COMPANY

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
Unaudited (C$ in thousands except per share amounts)	2006	2005	2006	2005
E X P E N S E S
GENERAL AND ADMINISTRATIVE (note 9)	$1,040	$781	$3,356	$2,375
AMORTIZATION	12	9	39	26
FOREIGN EXCHANGE LOSS (GAIN)	(19)	744	945	632
GENERAL EXPLORATION	768	551	1,864	1,766
MINERAL PROPERTY COSTS WRITTEN OFF (note 4)	29	–	523	589
LOSS BEFORE UNDERNOTED ITEMS	(1,830)	(2,085)	(6,727)	(5,388)
INTEREST AND OTHER INCOME	537	289	1,656	886
GAIN ON SHARES ISSUED BY
AFFILIATED COMPANIES (note 5)	–	–	409	382
GAIN ON SALE OF INVESTMENT (note 5)	867	578	1,302	578
EQUITY IN OPERATIONS OF
AFFILIATED COMPANIES (note 5)	(12)	(20)	154	(119)
STOCK-BASED COMPENSATION (note 6d)	(931)	(843)	(4,668)	(5,100)
NET LOSS FOR THE PERIOD	(1,369)	(2,081)	(7,874)	(8,761)
DEFICIT AT BEGINNING OF PERIOD	(99,845)	(90,480)	(93,340)	(83,800)
DEFICIT AT END OF PERIOD	$(101,214)	$(92,561)	$(101,214)	$(92,561)
LOSS PER SHARE	$(0.03)	$(0.05)	$(0.17)	$(0.20)
WEIGHTED-AVERAGE NUMBER OF
SHARES OUTSTANDING	46,170,464	43,107,872	46,133,438	42,995,036

See accompanying notes to consolidated financial statements

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CONSOLIDATED STATEMENTS OF CASH FLOWS
AN EXPLORATION STAGE COMPANY

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
Unaudited (C$ in thousands)	2006	2005	2006	2005
O P E R A T I N G A C T I V I T I E S
NET LOSS FOR THE PERIOD	$(1,369)	$(2,081)	$(7,874)	$(8,761)
ITEMS NOT INVOLVING CASH
AMORTIZATION	12	9	39	26
MINERAL PROPERTY COSTS WRITTEN OFF	29	–	523	589
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	–	–	(409)	(382)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	12	20	(154)	119
STOCK-BASED COMPENSATION	931	843	4,668	5,100
GAIN ON SALE OF INVESTMENT	(867)	(578)	(1,302)	(578)
	(1,252)	(1,787)	(4,509)	(3,887)
CHANGE IN NON-CASH OPERATING WORKING
CAPITAL ITEMS:
(INCREASE) DECREASE IN EXPLORATION ADVANCES
AND OTHER RECEIVABLES	(179)	(15)	(376)	47
INCREASE (DECREASE) IN ACCOUNTS PAYABLE
AND ACCRUED CHARGES	(48)	55	53	(106)
CASH USED IN OPERATING ACTIVITIES	(1,479)	(1,747)	(4,832)	(3,946)
I N V E S T I N G A C T I V I T I E S
MINERAL PROPERTY EXPENDITURES	(4,088)	(4,884)	(12,680)	(12,232)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(66)	(15)	(436)	(53)
SALE OF INVESTMENT	138	1,718	679	1,718
INCREASE IN INVESTMENTS	(101)	(1,515)	(5,452)	(1,915)
CASH USED IN INVESTING ACTIVITIES	(4,117)	(4,696)	(17,889)	(12,482)
F I N A N C I N G A C T I V I T Y
SHARES ISSUED	–	749	1,146	1,155
CASH PROVIDED BY FINANCING ACTIVITY	–	749	1,146	1,155
DECREASE IN CASH AND CASH EQUIVALENTS
DURING THE PERIOD	(5,596)	(5,694)	(21,575)	(15,273)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	47,830	39,540	63,809	49,119
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$42,234	$33,846	$42,234	$33,846
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$41,041	$29,959	$41,041	$29,959
SHORT-TERM INVESTMENTS	1,193	3,887	1,193	3,887
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$42,234	$33,846	$42,234	$33,846

SUPPLEMENTAL CASH FLOW INFORMATION (note 10)
See accompanying notes to consolidated financial statements

12  |  S O U T H W E S T E R N R E S O U R C E S C O R P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006 AND 2005
Unaudited (All tabular amounts are in thousands of dollars )

1 . SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2005 and should be read in conjunction with those annual consolidated financial statements and notes there t o . Accordingly they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month and nine month periods ended September 30, 2006 and 2005 are not necessarily indica-t i ve of the results that may be expected for the year ending December 31, 2006.

2 . SHORT-TERM INVESTMENT

As at September 30, 2006, the Company had a short-term investment at a cost of US$4,887,910 maturing on October 25, 2006 and yielding an interest rate of 5.17% .

3 . PROPERTY, PLANT AND EQUIPMENT

As at September 30			2006
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$889	$609	$280
COMPUTER EQUIPMENT	925	698	227
VEHICLES	962	507	455
	$2,776	$1,814	$962
As at December 31			2005
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$768	$575	$193
COMPUTER EQUIPMENT	866	647	219
VEHICLES	922	623	299
	$2,556	$1,845	$711

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $148,845 (September 30, 2005 – $107,893) during the nine month period ended September 30, 2006.

S O U T H W E S T E R N R E S O U R C E S C O R P.  |  13

4 . MINERAL PROPERTIES

A)

	September 30	December 31
	2006	2005
CHINA
BOKA	$33,664	$25,596
YUNNAN PORPHYRY	1,044	655
OTHER	586	539
TOTAL CHINA	35,294	26,790
PERU
LIAM GOLD-SILVER	4,376	3,194
ACCHA-YANQUE	2,217	1,256
BAMBAS WEST	738	715
BAMBAS NORTH	870	623
ANTAY	765	748
MINASPATA	–	438
PACAPAUSA	261	258
OTHER	1,765	857
TOTAL PERU	10,992	8,089
OTHER	93	–
TOTAL	$46,379	$34,879

B ) For the nine month period ended September 30, 2006, the significant expenditures were as follows:

	Boka	Liam Gold-Silver	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF PERIOD	$25,596	$3,194	$1,256	$4,833	$34,879
PROPERTY ACQUISITION
AND MAINTENANCE	17	333	194	301	845
ANALYTICAL	228	23	67	88	406
GEOPHYSICS	21	33	–	39	93
GEOLOGY	3,115	648	608	1,263	5,634
DRILLING	4,358	111	–	18	4,487
RESEARCH	25	12	27	21	85
PROJECT ADMINISTRATION	304	22	65	82	473
PROPERTY COSTS WRITTEN OFF	–	–	–	(523)	(523)
BALANCE, END OF PERIOD	$33,664	$4,376	$2,217	$6,122	$46,379

For the year ended December 31, 2005, the significant expenditures were as follows:

	Boka	Liam Gold-Silver	Yunnan Porphyry	Other	Total
BALANCE, BEGINNING OF PERIOD	$12,219	$3,501	$178	$7,689	$23,587
PROPERTY ACQUISITION
AND MAINTENANCE	63	443	–	179	685
ANALYTICAL	550	45	14	191	800
GEOPHYSICS	302	2	–	21	325
GEOLOGY	1,933	483	460	932	3,808
DRILLING	9,942	(8)	–	478	10,412
RESEARCH	35	30	–	287	352
PROJECT ADMINISTRATION	552	30	3	894	1,479
PROPERTY COSTS WRITTEN OFF	–	(1,332)	–	–	(1,332)
BALANCE, END OF PERIOD	–	–	–	(4,539)	(4,539)
	–	–	–	(698)	(698)
	$25,596	$3,194	$655	$5,434	$34,879

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During the nine month period ended September 30, 2006, expenditures totalling $523,000 relating to the Minispata Property in Peru were written off. During the same period in 2005, expend i t u res totalling $589,000 were written off relating to the Sichuan Project in China and va r i o us non-core projects in Peru.

5 . INVESTMENTS

A)

			September 30
			2006
			Quoted
		Carrying	Market
	Ownership %	Value	Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY
INFLUENCED AFFILIATE	14.8	$2,005	$3,218
OTHER INVESTMENTS	–	4,670	9,483
		$6,675	$12,701
			December 31
			2005
			Quoted
		Carrying	Market
	Ownership %	Value	Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY
INFLUENCED AFFILIATE	18.6	$1,242	$3,202
NOTE RECEIVABLE	–	200	–
		1,442	3,202
OTHER INVESTMENTS	–	6,642	13,188
		$8,084	$16,390

On March 31, 2006, an agreement was reached between the Company and Superior Diamonds Inc. (“Superior”) to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

During the nine month period ended September 30, 2006, the Company sold 455,900 common shares of Jinshan Gold Mines Inc. and recorded a gain of $542,000. As well, during the same period, the Company sold 200,000 (September 30, 2005 – 124,626) common shares of FNX Mining Company Inc. and re c o rded a gain of $760,000 (September 30, 2005 – $578,000).

B )

	For the three months ended		For the three months ended
	September 30, 2006		September 30, 2005
	Gain on	Equity in	Gain on	Equity in
	shares issued	operations of	shares issued	operations of
	by affiliated	affiliated	by affiliated	affiliated
	companies (i)	companies (ii)	companies (i)	companies (ii)
AURORA PLATINUM CORP.	$–	$ –	$–	$ –
SUPERIOR DIAMONDS INC.	–	(12)	–	(20)
	$–	$(12)	$–	$(20)

S O U T H W E S T E R N R E S O U R C E S C O R P.  |  15

	For the nine months ended		For the nine months ended
	September 30, 2006		September 30, 2005
	Gain on	Equity in	Gain on	Equity in
	shares issued	operations of	shares issued	operations of
	by affiliated	affiliated	by affiliated	affiliated
	companies (i)	companies (ii)	companies (i)	companies (ii)
A U R O R A PLATINUM CORP.	$ –	$ –	$ –	$(27)
SUPERIOR DIAMONDS INC.	409	154	382	(92)
	$409	$154	$382	$(119)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

6 . SHARE CAPITAL

A ) AUTHORIZED UNLIMITED COMMON SHARES WITHOUT PAR VALUE
B ) ISSUED AND OUTSTANDING DURING THE PERIOD:

							For the nine months ended
							September 30, 2006
							Number of
	Number of			Treasury			Shares
	Shares Issued			Shares			Outstanding
	(000	’s)	Amount	(000	’s)	Amount	(000	’s)	Amount
BEGINNING OF PERIOD	46,014		$179,701	80		$778	45,934		$178,923
OPTIONS EXERCISED	228		899	–		–	228		899
PRIVATE PLACEMENT	58		556	–		–	58		556
SHARES PURCHASED	–		–	249		2,364	(249)		(2,364)
CANCELLED SHARES	(80)		(311)	(80)		(778)	–		467
END OF PERIOD	46,220		$180,845	249		$2,364	45,971		$178,481

							For the year ended
							December 31, 2005
							Number of
	Number of			Treasury			Shares
	Shares Issued			Shares			Outstanding
	(000	’s)	Amount	(000	’s)	Amount	(000	’s)	Amount
BEGINNING OF PERIOD	42,786		$149,476	–		$ –	42,786		$149,476
OPTIONS EXERCISED	2,450		24,908	–		–	2,450		24,908
PRIVATE PLACEMENT	458		4,442	–		–	458		4,442
SHARES PURCHASED	320		875	–		–	320		875
CANCELLED SHARES	–		–	80		778	(80)		(778)
END OF PERIOD	46,014		$179,701	80		$778	45,934		$178,923

On August 29, 2006, the Company received regulatory approval to implement a Normal C o u rs e Issuer Bid pursuant to which the Company has the option to acquire up to two million of its own common shares. As at September 30, 2006, the Company had purchased 249,500 shares at a total cost of $2,364,215.

In June 2006, as part of the Antay Property agreement, Anglo American Exploration BV purc h a s e d 58,414 common shares of Southwestern at $9.52 per share for gross proceeds of $556,101.

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In March 2006, the Company cancelled 80,000 common shares it had acquired pursuant to its previous Normal Course Issuer Bid. The cancellation of these shares resulted in a loss of $466,944 which was recorded in contributed surplus.

As a result of stock options exercised, there was a transfer of $309,240 (December 31, 2005 –$199,462) from contributed surplus to sh a re capital during the nine months ended September 30, 2006.

C ) STOCK OPTIONS

Under the Company's stock option plan there were 4,107,500 options outstanding at September 30, 2006 with a weighted-average price of $13.27. Of the options outstanding, 3,922,500 options were exercisable with a weighted-average price of $13.39.

	For the nine months ended
			September 30, 2006
	Number of		Weighted-
	Shares		Average
	(000	’s)	Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	3,659		$12.46
GRANTED	705		$13.90
EXERCISED/CANCELLED	(256)		$3.44
OUTSTANDING AT END OF PERIOD	4,108		$13.27
EXERCISABLE AT END OF PERIOD	3,923		$13.39

D) STOCK-BASED COMPENSATION

As a result of stock options vesting during the nine month period ended September 30, 2006, and the amortization of previous grants, the Company recorded $4,667,735 (September 30, 2005 –$ 5 , 100,298) as stock-based compensation expense, and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $5.97 (September 30, 2005 – $4.88) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54% (September 30, 2005 – 58%); risk free interest rate of 4.0% (September 30, 2005 – 3.5%); and expected life of 3.5 years (September 30, 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not re q u i red to make payments for such tra nsa c t i o ns.

E ) CONTRIBUTED SURPLUS

	For the nine months ended	For the year ended
	September 30, 2006	December 31, 2005
OUTSTANDING AT BEGINNING OF PERIOD	$20,115	$14,880
STOCK BASED COMPENSATION	4,668	5,435
CANCELLED SHARES	(467)	–
STOCK OPTIONS EXERCISED	(309)	(200)
BALANCE, END OF PERIOD	$24,007	$20,115

7 . RELATED PARTY TRANSACTIONS

During the three and nine month periods ended September 30, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $158,770 and $452,230, respectively. This is compared to $124,250 and $335,500 during the same periods in 2005. The Company received management fees totaling $18,000 and $54,000 during the three and nine month periods ended September 30, 2006 and 2005 from Superior and Lake Shore Gold Corp. These are companies related by way of directors in common and/or an administrative services agreement. There was also $3,558 (December 31, 2005 – $6,194) due to Southwestern f rom the aforementioned companies at September 30, 2006.

S O U T H W E S T E R N R E S O U R C E S C O R P.  |  17

8 . SEGMENTED INFORMATION

INDUSTRY INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION

The Company's only sources of income for the nine month period ended September 30, 2006 arose from interest earned on corporate cash reserves and from a note issued to Superior, management fees and sale of investments. The Company has non-current assets in the following geographic locations:

	September 30, 2006	December 31, 2005
CHINA	$35,545	$26,990
PERU	11,515	8,393
CANADA	6,863	8,291
OTHER	93	–
	$54,016	$43,674

9 . GENERAL AND ADMINISTRATIVE

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
CONSULTING	$323	$205	$962	$569
SHAREHOLDER INFORMATION	86	69	392	327
OFFICE	189	135	630	474
LEGAL AND ACCOUNTING	121	106	440	197
TRAVEL	47	37	167	150
SALARIES AND BENEFITS	274	229	765	658
TOTAL	$1,040	$781	$3,356	$2,375

10. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the three and nine month periods ended September 30, 2006 were as follows:

In March 2006, the Company received 444,444 common shares of Superior in settlement of a note receivable valued at $200,000.

During the three month period ended September 30, 2006, the Company purchased 249,500 of its own common shares pursuant to a normal course issuer bid at a total cost of $2,364,215 which was financed through the sale of other investments.

11 . SUBSEQUENT EVENT

In June 2006, Southwestern announced the launch of a new zinc company, Zincore Metals Inc. (“Zincore”), to maximize the value of its zinc assets, including the Accha-Yanque, Minascassa and Sayani properties in Peru. On October 26, 2006, Zincore filed a final prospectus for an initial public offering (“IPO”) to raise $19 million by issuing 38 million shares at $0.50 per share, with a 30 day underwriters’ option to purchase up to 2 million additional shares at the IPO price to cover over-allotments, if any. Southwestern holds 38,600,000 common shares of Zincore, representing a 51.74% interest prior to the exe rc ise of any ove r - a l l o t m e n t s. Zincore has re c e i ved conditional approva l for the listing of its common shares on the Toronto Stock Exchange (“TSX”) under the symbol ZNC, subject to Zincore fulfilling all the final listing re q u i rements of the TSX. The IPO is expected to close on or about November 8, 2006.

18  |  S O U T H W E S T E R N R E S O U R C E S C O R P.

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175

www.swgold.com
info@swgold.com

SOUTHWESTERN RESOURCES CORP.
SWG | TSX